Condensed Consolidated Interim Financial Statements

For the First Quarter Ended March 31, 2012

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - in U.S. dollars)

		March 31,	December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$19,601,110	$31,016,782
Short-term investments		389,511	286,991
Accounts receivable		2,386,013	1,373,269
Due from related parties	11	109,409	37,898
Current portion of other assets	5	750,000	750,000
Prepaids and other		515,114	463,862
		23,751,157	33,928,802
Non-current assets
Deposits on long-lead equipment	4	17,986,275	78,213,911
Development costs	6	129,165,233	119,014,472
Property, plant, and equipment	4	73,661,364	10,793,397
Mineral properties	6	24,592,564	24,592,564
Other assets	5	1,973,128	1,890,463
		$271,129,721	$268,433,609

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	$6,002,421	$5,466,015
Warrants liability	8, 9d	656,049	1,110,481
Current portion of long-term debt	8	46,078,304	44,984,760
		52,736,774	51,561,256
Non-current liabilities
Deferred income tax liability		964,501	1,211,000
Total liabilities		53,701,275	52,772,256
Shareholders' equity
Share capital	9	220,327,236	217,557,562
Reserves		22,578,612	22,113,694
Deficit		(25,477,402)	(24,009,903)
		217,428,446	215,661,353
		$271,129,721	$268,433,609
Commitments	13

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gilmour Clausen

Richard W. Warke, Director	Gilmour Clausen, Director

See accompanying notes to the condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Comprehensive Profit (Loss)
(Unaudited - in U.S. dollars)

	Three months ended March 31,
	Notes	2012	2011

EXPENSES
Salaries and benefits		$515,802	$593,500
Stock-based compensation	9	1,052,635	1,055,951
Exploration and project investigation		286,425	258,246
Legal, accounting and audit		125,132	370,163
Travel		17,745	57,133
Consulting		5,475	34,150
Filing and regulatory fees		67,311	57,397
Recruiting fees		289	4,749
Office and administration		79,241	49,226
Rent		48,583	61,480
Investor relations		18,749	21,222
Director's fees		49,269	52,204
Insurance		84,656	36,294
Membership and conferences		3,672	1,097
Amortization		65,489	56,640
Fiscal and advisory services		5,253	6,507
Loss from operations		(2,425,726)	(2,715,959)
Interest and other income (expenses)		173,262	256,854
Other expenses		(117,782)	(277,421)
Gain (loss) on shares and warrants		551,810	(688,459)
Foreign exchange gains		109,079	491,224
Interest and finance charges		(4,641)	(3,563)
Gain on sale of interest in joint venture	3	-	10,633,339
Profit (loss) before taxes		(1,713,998)	7,696,015
Deferred income tax recovery		246,499	-

Net comprehensive profit (loss) for the period		$(1,467,499)	$7,696,015

Earnings (loss) per share
- Basic		$(0.01)	$0.06
- Diluted		$(0.01)	$0.05
Weighted average number of shares outstanding
- Basic		143,588,573	136,579,994
- Diluted		143,588,573	142,910,958

See accompanying notes to the condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - in U.S. dollars)

	Three months ended March 31,
	Notes	2012	2011
Cash flows used in operating activities
Net comprehensive profit (loss) for the period		$(1,467,499)	$7,696,015
Items not involving cash
Amortization		65,489	56,640
Deferred income tax recovery		(246,499)	-
Unrealized foreign exchange gains		(109,441)	(490,762)
Accretion income		(88,988)	(91,594)
Stock-based compensation		1,052,635	1,055,951
(Gain) loss on shares and warrants		(551,810)	688,459
Gain on sale of interest in joint venture	3	-	(10,633,339)
		(1,346,113)	(1,718,630)
Changes in working capital items	10	233,744	(759,472)
Cash used in operating activities		(1,112,369)	(2,478,102)
Financing activities
Shares issued for cash	9c	1,681,460	22,037,522
Share issue costs		-	(155)
Joint venture partner's contribution	3	-	13,832,539
Cash provided by financing activities		1,681,460	35,869,906

Investing activities
Deposits on long-lead equipment		(2,549,300)	(7,248,482)
Development cost expenditures		(8,337,112)	(7,155,212)
Property, plant and equipment expenditures		(176,800)	(573,199)
Advances to joint venture	3	(1,027,180)	-
Other assets		-	(13,537)
Cash used in investing activities		(12,090,392)	(14,990,430)

Effect of exchange rate changes on cash and cash equivalents		105,629	480,441
Increase (decrease) in cash and cash equivalents		(11,415,672)	18,881,815
Cash and cash equivalents, beginning of period		31,016,782	31,505,341
Cash and cash equivalents, end of period		$19,601,110	$50,387,156

Supplemental cash flow information on non-cash transactions	10

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance, December 31, 2011	143,160,392	$217,557,562	$22,113,694	$(24,009,903)	$215,661,353
Shares issued on vesting of restricted share units	37,332	48,980	(48,980)	-	-
Proceeds from exercise of stock options	781,668	2,392,785	(711,325)	-	1,681,460
Restricted shares and restricted share units issued, net of forfeitures	99,002	327,909	(327,909)	-	-
Stock-based compensation expense	-	-	1,052,764	-	1,052,764
Stock-based compensation capitalized	-	-	500,368	-	500,368
Net comprehensive loss for the period	-	-	-	(1,467,499)	(1,467,499)
Balance, March 31, 2012	144,078,394	$220,327,236	$22,578,612	$(25,477,402)	$217,428,446

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance, December 31, 2010	135,595,702	$183,663,391	$17,958,798	$(39,677,968)	$161,944,221
Share issue costs	-	(115)	-	-	(115)
Shares issued on vesting of restricted share units	111,665	408,817	(408,817)	-	-
Proceeds from exercise of stock options	208,331	685,388	(250,771)	-	434,617
Proceeds from exercise of warrants	5,452,795	27,252,896	-	-	27,252,896
Restricted shares issued	565,000	1,054,553	(514,553)	-	540,000
Stock-based compensation expense	-	-	1,055,951	-	1,055,951
Stock-based compensation capitalized	-	-	1,104,837	-	1,104,837
Net comprehensive profit for the period	-	-	-	7,696,015	7,696,015
Balance, March 31, 2011	141,933,493	$213,064,930	$18,945,445	$(31,981,953)	$200,028,422

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 400, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6. The Company is domiciled in Canada and its shares are listed on the Toronto Stock Exchange and NYSE Amex Equities. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

The Company incurred a net comprehensive loss of $1.47 million for the three months ended March 31, 2012 (2011 – net comprehensive profit of $7.70 million) and had an accumulated deficit of $25.48 million as at March 31, 2012 (December 31, 2011 – deficit of $24.01 million). The net comprehensive profit realized during the three months ended March 31, 2011 was due primarily to non-cash gains from the sale of a 1.7% interest in the Rosemont project to Rosemont’s joint venture partner. The Company generates minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont commences commercial production. Historically, operating losses and Rosemont development expenditures have been funded primarily from proceeds of equity and debt issues. Subsequent to March 31, 2012, the Company extended the maturity date on the $43 million Red Kite loan to the earlier of senior debt project financing or one additional year to April 21, 2013 (Note 8). Planned 2012 activities include significant Rosemont expenditures which will be partly funded from its current cash reserves. The Company is currently in discussions with our joint venture partner on financing alternatives for the Rosemont project in order to fund its current obligations until the Company receives all of the major permits and project financing are in place. The Company’s failure to meet its ongoing obligations on a timely basis or to raise the additional funds to meet ongoing permitting and other business expenditures could result in the delay in the development of Rosemont and may lead to an impairment charge on Rosemont’s assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim consolidated financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB and interpretations of the International Financial Reporting Interpretation Committee (together “IFRS”) for complete financial statements for year-end reporting purposes. The condensed consolidated interim financial statements were authorized for issue in accordance with a resolution from the Board of Directors on May 7, 2012.

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 12. In addition, these condensed consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of its Ely receivable, warrant liability, and stock-based compensation expense. The most significant judgments in preparing the condensed consolidated interim financial statements related to the determination of the Company’s functional currency and the determination that the Rosemont project is in the development stage.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

(c)	Basis of consolidation

The condensed consolidated interim financial statements of the Company include the following significant subsidiaries:

Name of Subsidiary	Place of	Percentage
	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company also proportionally consolidates its 92.05% interest in the Rosemont joint venture, which is held by Rosemont Copper Company (“RCC”), the Company’s wholly-owned subsidiary. All intercompany transactions and balances are eliminated on consolidation.

(d)	Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improves the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The amendment does not have a significant impact on the Company’s condensed consolidated interim financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 – Income taxes that provide a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier adoption permitted. The amendment does not have a significant impact on the Company’s condensed consolidated interim financial statements.

(e)	Accounting standards anticipated to be effective January 1, 2013

Financial instruments

IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Consolidation
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

Joint ventures
On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements. IFRS 11 eliminates the Company’s choice to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method and proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 12.

Fair value measurement
IFRS 13, Fair Value Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out a single IFRS framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 13.

Presentation of financial statements
IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after July 1, 2012, was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IAS 1.

3.	INTERESTS IN JOINT VENTURE

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or “Joint Venture Partner”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the unincorporated Rosemont joint venture (“Rosemont JV”) by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont JV as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) until such time as the material permits are granted and Tranche 2 - $106 million for construction costs. Once UCM has earned its 20% interest in the Rosemont JV, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011 UCM completed its Tranche 1 cash investment of $70 million into the Rosemont JV and earned a 7.95% interest in the joint venture. The Company is currently funding the Pre-Construction Costs until such time the Record of Decision (“ROD”) and project financing is in place.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Under the EI Agreement, the Company will contribute the Rosemont property to the Rosemont JV at a fair value of $704 million and UCM will contribute up to $176 million in cash to earn its respective interest in the joint venture.

The following is a summary of selected financial information of the Rosemont JV at March 31, 2012 and December 31, 2011 on a 92.05% basis:

	March 31,	December 31,
Statement of Financial Position	2012	2011
Cash and cash equivalents	$1,759,950	$1,435,479
Other current assets	56,900	299,086
Non-current assets	236,976,741	225,220,065
Liabilities	(5,045,104)	(4,834,501)
Deficit	1,493,360	1,253,378
	$235,241,847	$223,373,507

	Three months ended March 31,
	2012	2011
Statement of Cash Flows
Cash used in operating activities	$(177,431)	$(312,240)
Cash provided by financing activities	12,000,000	13,832,539
Cash used in investing activites	(11,498,098)	(13,401,685)
Increase in cash and cash equivalents	324,471	118,614
Cash and cash equivalents, beginning of period	1,435,479	6,146,804
Cash and cash equivalents, end of period	$1,759,950	$6,265,418

For the three months ended March 31, 2012, the Rosemont JV incurred operating expenses of $0.2 million (2011 - $0.3 million) based on the percentages noted above.

UCM did not acquire any interest in the Rosemont joint venture during the three months ended March 31, 2012 and accordingly, the Company did not recognize any gain on sale of interest in the joint venture. During the three months ended March 31, 2011, UCM acquired a 1.7% interest in the joint venture and the Company recognized a $10.6 million gain on sale of interest in the joint venture.

In the fourth quarter of 2011, the Company and UCM entered into a funding arrangement whereby the Company would provide funding for the joint venture for Pre-Construction Costs and repayable to the Company after the ROD have been received. During the three months ended March 31, 2012, the Company advanced $12.0 million (To date - $25.0 million) to the joint venture. Included in accounts receivable as at March 31, 2012, is a $2.3 million (December 31, 2011 - $1.3 million) receivable from UCM for their share of advances made by the Company to the joint venture.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

4.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

					Furniture
					and	Long-lead
Cost	Land	Water Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2011	$5,295,945	$3,986,431	$371,024	$454,132	$227,964	$-	$10,335,496
Additions	510,923	(48,684)	67,059	331,815	385,440	-	1,246,553
Disposals	-	-	(12,980)	-	-	-	(12,980)
Sale of interest	(127,228)	(131,603)	(12,772)	(18,260)	(10,448)	-	(300,311)
As at December 31, 2011	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758

As at December 31, 2011	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758
Additions	-	-	12,295	15,306	147,794	-	175,395
Disposals	-	-	-	-	-	-	-
Reclass	-	-	-	-	-	62,750,335	62,750,335
Sale of interest	-	-	-	-	-	-	-
As at March 31, 2012	$5,679,640	$3,806,144	$424,626	$782,993	$750,750	$62,750,335	$74,194,488

					Furniture
					and	Long-lead
Accumulated Depreciation	Land	Water Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2011	$-	$-	$136,549	$41,255	$104,603	$-	$282,407
Depreciation	-	-	60,265	16,706	130,353	-	207,324
Disposals	-	-	(4,289)	-	-	-	(4,289)
Sale of interest	-	-	(4,712)	(1,420)	(3,949)	-	(10,081)
As at December 31, 2011	$-	$-	$187,813	$56,541	$231,007	$-	$475,361

As at December 31, 2011	$-	$-	$187,813	$56,541	$231,007	$-	$475,361
Depreciation	-	-	21,793	4,498	31,472	-	57,763
Disposals	-	-	-	-	-	-	-
Sale of interest	-	-	-	-	-	-	-
As at March 31, 2012	$-	$-	$209,606	$61,039	$262,479	$-	$533,124

Net Book Value:
As at December 31, 2011	5,679,640	3,806,144	224,518	711,146	371,949	-	10,793,397
As at March 31, 2012	$5,679,640	$3,806,144	$215,020	$721,954	$488,271	$62,750,335	$73,661,364

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Deposits on long-lead equipment

As at January 1, 2011	$63,504,206
Additions	17,568,862
Sale of interest	(2,859,157)
As at December 31, 2011	78,213,911
Additions	2,522,699
Reclass to property, plant and equipment	(62,750,335)
As at March 31, 2012	$17,986,275

5.	OTHER ASSETS

				Computer Software,
	Long-Term	Other	FVTPL	net of
	Receivable	Assets	Securities	Amortization	Total
As at January 1, 2011	$2,617,821	$-	$126,793	$117,255	$2,861,869
Annual Payment	(500,000)	-	-	-	(500,000)
Interest accretion	352,074	-	-	-	352,074
Amortization	-	-	-	(97,730)	(97,730)
Additions (disposals)	-	135,830	(126,793)	15,213	24,250
Total other assets at December 31, 2011	2,469,895	135,830	-	34,738	2,640,463
Less: current portion of long-term receivable					(750,000)
As at December 31, 2011					$1,890,463

Total other assets at December 31, 2011	$2,469,895	$135,830	$-	$34,738	$2,640,463
Interest accretion	88,988	-	-	-	88,988
Amortization	-	-	-	(7,726)	(7,726)
Additions (disposals)	-	-	-	1,403	1,403
Total other assets at March 31, 2012	2,558,883	135,830	-	28,415	2,723,128
Less: current portion of long-term receivable					(750,000)
As at March 31, 2012					$1,973,128

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely Gold & Minerals Inc. (“Ely”) for consideration of $6.6 million of which $1.6 million was paid on closing and the remaining $5 million (“Ely Receivable”) was payable in annual instalments of $1 million (“Annual Payment”) over a five year period and share purchase warrants (the “Warrants”) to purchase up to 3 million shares of Ely for eighteen months at a price of Cdn$0.50 per share. The fair value of the consideration was $3.6 million and comprise of $3.5 million fair value of the Ely Receivable which was calculated using a 15% discount rate, and $0.1 million fair value for the Warrants calculated using the Black-Scholes Option Pricing model and based on the following assumptions: expected life of 0.66 years; annualized volatility of 40%, a risk free rate of 1.11% and no dividends. The first Annual Payment of $1 million due on February 28, 2009 was received. On August 28, 2009, the warrants expired unexercised and the carrying value was written-off.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On November 16, 2009, the Company agreed to extend the Annual Payment for two additional years and revised the annual payment schedule as follows:

Due Date	Amount
June 1, 2010 (Paid)	$250,000
June 1, 2011 (Paid)	500,000
June 1, 2012	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
Total receivable	4,000,000
Annual payments received	(750,000)
Current portion	(750,000)
Long-term portion	$2,500,000

The fair value of the long-term portion of the receivable at March 31, 2012 was $1.8 million (December 31, 2011 - $1.7 million).

In consideration for the extension, Ely paid the Company $0.04 million and granted 2 million Warrants exercisable into 2 million Ely common shares at a price of Cdn$0.25 per common share and expires on May 16, 2011. On May 13, 2011, the Company exercised the 2 million Warrants into common shares. Changes in the fair value of the common shares and warrants are recognized in the statement of comprehensive profit (loss). As at March 31, 2012, the Ely common shares have a carrying value of $0.39 million (December 31, 2011 - $0.29 million).

6.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

As at January 1, 2011	$25,693,861
Saleof interest injoint venture- Note3	(1,101,297)
As at December 31, 2011	24,592,564
Saleof interest injoint venture- Note3	-
As at March31, 2012	$24,592,564

The Company purchased 100% of Rosemont in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines. The property remains subject to a 3% net smelter royalty. The Rosemont property comprises 17,500 acres (7,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. On September 16, 2010, the Company entered into the EI Agreement with UCM, whereby UCM can earn up to a 20% interest in Rosemont by funding up to $176 million of pre-construction and construction costs (Note 3).

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Development costs consist of:

As at January 1, 2011	$83,528,996
Permitting, engineering and on-going support activities	30,903,710
Sale of interest - Note 3	(3,538,517)
Capitalized loan interest and financing charges	4,120,546
Capitalized stock-based compensation expense	3,999,737
As at December 31, 2011	119,014,472
Permitting, engineering and on-going support activities	8,590,999
Capitalized loan interest and financing charges	1,093,544
Capitalized stock-based compensation expense	466,218
As at March 31, 2012	$129,165,233

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
Due within the year	2012	2011
Trade payables and accrued liabilities	$979,995	$636,596
Project related payables	5,022,426	4,829,419
	$6,002,421	$5,466,015

8.	LONG-TERM DEBT

	March 31,	December 31,
	2012	2011
Red Kite loan	$46,078,304	$44,984,760
Less:
Current portion	(46,078,304)	(44,984,760)
Long-term portion	$-	$-

On April 21, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The proceeds from the Loan were used in part to retire the Sumitomo loan facility.

The Loan bears interest at 3-month LIBOR plus 4.50% (March 31, 2012 – 5.1%; December 31, 2011 – 4.87%) compounded quarterly and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt financing facility. The Loan could be repaid without penalty at any time prior to maturity, and the Company had a one-time option, expiring on October 22, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against the Company’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

As part of the loan agreement, the Company paid an origination fee of 2% of the Loan amount and issued to Red Kite 1,791,700 warrants exercisable at Cdn$3.90 per share and expires on April 22, 2013. The warrants are a derivative instrument under IAS 32 and are fair valued at each balance sheet date with any changes in the fair value reported in the statement of comprehensive profit and loss. For the three months ended March 31, 2012, the Company has recognized a $0.45 million gain (2011 - $0.53 million loss) in changes in the fair value of the warrants. As at March 31, 2012, the warrants have a fair value of $0.66 million (December 31, 2011 - $1.11 million).

The Company also incurred financing costs of $3.89 million, which includes the fair value of share purchase warrants, and were netted against the Loan. The Loan is accreted to its face value over the term of the Loan using the effective interest method.

The Company required Red Kite’s consent to execute the EI Agreement between RCC and UCM (Note 3) and, in exchange for the consent, the Company agreed to pay Red Kite $0.93 million for accrued interest to October 1, 2010, and to cancel the one-time option to extend the maturity date for one additional year.

For the three months ended March 31, 2012 and 2011, the Company recorded interest of $1.09 million and $0.98 million, respectively, which were calculated based on an effective interest rate of 9.62%, and have been capitalized to development costs.

Subsequent to March 31, 2012, the Company and RK Mine Finance Fund (formerly, Red Kite Explorer Trust) closed the extension of the Loan’s maturity date to the earlier of the closing of senior debt project financing or April 21, 2013. In exchange for the extension, the Company extended the expiry date of the existing 1,791,700 share purchase warrants exercisable at C$3.90 per share to April 22, 2014. The Company also entered into an off-take agreement to sell to RK Mine Finance Fund 80% of the annual copper cathode production and arranged a $10 million unsecured working capital facility which will become available once the permits have been issued. The facility matures 8 years from the date of initial production of copper cathode and bears interest at LIBOR plus 5.5% per annum. A commitment fee is payable on the facility once copper cathode production commences.

9.	SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	See Condensed Consolidated Interim Statements of Changes in Equity

c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock options outstanding as at March 31, 2012 and December 31, 2011:

		Weighted
		Average
	Number of	Exercise Price
	Shares	(Cdn$)
Outstanding as at January 1, 2011	6,003,568	$2.41
Granted	2,558,500	4.24
Exercised	(1,535,230)	2.09
Forfeited	(363,334)	3.98
Outstanding as at December 31, 2011	6,663,504	3.10
Granted	847,500	3.03
Exercised	(781,668)	2.14
Forfeited	(70,001)	3.75
Outstanding as at March 31, 2012	6,659,335	$3.19

During the three months ended March 31, 2012, a total of 781,668 stock options were exercised at a weighted average exercise price of Cdn$2.14. The weighted average share price when the stock options were exercised was Cdn$3.07.

The following table summarizes the total amount of stock-based compensation relating to stock options recognized for the three months ended March 31, 2012 and 2011:

	2012	2011
Stock-based compensation expense	$610,344	$792,566
Capitalized stock-based compensation expense	301,726	683,774
	$912,070	$1,476,340

The following assumptions were used in the Black-Scholes Option Pricing Model to fair value of the stock options granted during the three months ended March 31, 2012 and 2011:

	2012	2011
Expected life in years	3.03	2.22 to 4.50
Expected volatility	87%	85% – 96%
Expected dividend yield	0%	0%
Risk-free interest rate	1.26%	1.73% - 2.80%
Weighted average fair value of each option	$1.98	$2.78

The Company estimates the forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which many or may not necessarily be the actual outcome either.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the stock options outstanding as at March 31, 2012:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,533,335	$0.73	1.91	1,533,335	$0.73	1.91
$1.14 - $1.92	25,000	1.92	3.13	8,333	1.92	3.13
$1.93 - $2.30	6,667	2.28	2.16	3,333	2.28	2.16
$2.31 - $3.61	1,489,167	3.14	4.35	550,832	3.31	2.84
$3.62 - $4.97	3,605,166	4.27	4.25	2,014,322	4.31	4.98
	6,659,335	$3.19	3.73	4,110,155	$2.83	3.54

d)	Share Purchase Warrants

The following table summarizes the outstanding share purchase warrants as at December 31, 2011 and March 31, 2012:

	Exercise
	Price		December 31,				March 31,
	(Cdn$)	Expiry Date	2011	Issued	Exercised	Expired	2012
Warrants (Note 8)	$3.90	April 22, 2013	1,791,700	-	-	-	1,791,700
			1,791,700	-	-	-	1,791,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price other than the functional currency of the issuer are classified as a derivative liability and are fair valued at each balance sheet date. For the three months ended March 31, 2012, the Company recorded a $0.45 million gain (three months ended March 31, 2011 - $0.53 million loss) from changes in the fair value of the warrants.

As at March 31, 2012, the outstanding warrants have a fair value of $0.66 million (December 31, 2011-$1.11 million) based on the following assumptions used in the Black-Scholes Option Pricing Model:

	March 31,	December 31,
	2012	2011
Expected life in years	1.06	1.31
Expected volatility	61.07%	59.38%
Expected dividend yield	0%	0%
Risk-free interest rate	1.20%	0.95%
Weighted average fair value of option	$0.37	$0.62

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

e)	Restricted Share Units and Restricted Shares

The Restricted Share Units Plan (“RSU Plan”) and Restricted Shares was created to align the directors’, employees’, and consultants’ (collectively the “Participants”) interest with the shareholders’ interest. The fair value of the shares issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the shares underlying the restricted share units are issued on the date vesting conditions are met. The fair value of the restricted shares and restricted share units is charged to the statement of comprehensive profit (loss) over its vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to project Participants is capitalized to development costs. Upon vesting and the Company’s issue of shares, the fair value is transferred to share capital.

On January 30, 2012, the Company issued 190,000 restricted shares and restricted share units to its officers at a price of $3.10 (Cdn$3.11) per share and vest over three years and also issued 90,000 restricted shares and restricted share units to its directors which vested immediately.

On February 4, 2012, 165,998 restricted shares and restricted share units were forfeited as a result of non- performance of a vesting condition.

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2011 and March 31, 2012:

	December 31,
Issue date	2011	Issued	Forfeited	Vested	March 31, 2012
Restricted shares
February 4, 2010	252,004	-	(125,998)	(62,994)	63,012
February 10, 2011	260,000	-	-	-	260,000
February 25, 2011	100,000	-	-	-	100,000
March 29, 2011	5,000	-	-	(5,000)	-
January 30, 2012	-	150,000	-	(15,000)	135,000
	617,004	150,000	(125,998)	(82,994)	558,012
Restricted share units
February 4, 2010	97,335	-	(40,000)	(37,332)	20,003
February 10, 2011	155,000			-	155,000
January 30, 2012	-	130,000		(75,000)	55,000
	252,335	130,000	(40,000)	(112,332)	230,003
Total	869,339	280,000	(165,998)	(195,326)	788,015

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the total stock-based compensation expense for restricted shares and restricted share units for the three months ended March 31, 2012 and 2011:

	2012	2011
Stock-based compensation expense	$442,420	$263,386
Capitalized stock-based compensation expense	198,642	421,063
	$641,062	$684,449

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items
	Three months ended March 31,
	2012	2011
Accounts receivable	$15,266	$(92,368)
Due from related parties	(70,577)	(37,998)
Prepaids and other	(51,501)	(21,694)
Accounts payable and accrued liabilities	340,556	(607,412)
	$233,744	$(759,472)

Interest paid	$-	$-

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at March 31, 2012, included in due from related parties was $0.11 million (December 31, 2011 - $0.04 million) due from related companies.

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Each company holds an equal share in ManCo. For the three months ended March 31, 2012 and 2011, ManCo charged the Company $0.32 million and $0.23 million, respectively for its share of salaries, rent and other administrative expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2012 and 2011 are as follows:

	2012	2011
Salaries and benefits	$380,109	$376,932
Stock-based compensation	1,225,384	1,198,805
	$1,605,493	$1,575,737

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

12.	FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, due from related parties, long-term receivable, derivative assets, accounts payable, warrants liability and long-term debt. The carrying value of cash and equivalents, accounts receivable, derivative assets, accounts payable and warrants liability approximates their fair values. The cash and cash equivalents, accounts receivable and accounts payable are classified as Level 1 on the fair value hierarchy. The derivative assets and warrants liability are classified as level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in the USD/CAD exchange rate and the functional currency of the parent company.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	March 31,	December 31,
	2012	2011
Cash and cash equivalents	$7,908,759	$6,808,660
Accounts receivable	84,337	52,975
Short-term investments	389,160	286,991
Accounts payable and accrued liabilities	(540,203)	(400,084)
	$7,842,053	$6,748,542

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2012, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.71 million (March 31, 2011 - $3.35 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset relates to an Ely receivable, which has a carrying value of $2.6 million and is payable over the next four years to 2015. In the event that Ely does not make the required payments (Note 5), the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. The Company achieves this through the management of its capital structure and debt leverage.

Based on the Company’s 2012 planned permitting, engineering expenditures and on-going support activities at the Rosemont project, the Company will require additional debt or equity financings to meet its current obligations as they become due.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive profit based on the volatility of Company’s share price.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The Updated 2009 Feasibility Study estimated the capital cost of the mill and mining equipment and all related construction costs at $897 million. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital requirements, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

The Company’s investment policy is to invest its excess cash in highly liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The 2012 capital requirements will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. A portion of the Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from additional equity issues to meet its ongoing commitments and capital purchases.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

13.	COMMITMENTS

The following table lists the known contractual obligations at March 31, 2012:

	Remainder of
in thousands of U.S. dollars	2012	2013	2014	2015	After 2015	Total
Accounts payable and accrued liabilities	$6,002,421	$-	$-	$-	$-	$6,002,421
Long-term debt (Note 8)	46,078,304	-	-	-	-	46,078,304
Deposits on long-lead equipment purchases	57,064,108	4,316,284	-	-	-	61,380,392
Operating lease obligations	164,138	203,192	185,129	187,580	143,189	883,228
	$109,308,971	$4,519,476	$185,129	$187,580	$143,189	$114,344,345

For purchase agreements related to long-lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to the Company receiving the Record of Decision.

In September 2010, the Company, pursuant to earn-in agreement with UCM to earn a 20% interest in Rosemont, entered into an off-take agreement with the Korean consortium for the sale of 30% of copper concentrate and 20% of copper cathode and molybdenum concentrate produced annually from Rosemont.

The Company also signed off-take agreements with RK Mine Finance Fund for the sale of 16.125% of Rosemont’s concentrate production to a maximum of 483,270 dry metric tonnes delivered to Red Kite Finance Fund and 80% of the copper cathode production.

14.	SEGMENTED INFORMATION

The Company operates in one industry – mineral resource and development. The Company does not generate any revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at March 31, 2012, the Company’s non-current assets in Canada were $10.16 million (December 31, 2011 - $8.98 million) and in the U.S. were $237.22 million (December 31, 2011 - $225.53 million). Non- current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties and other assets.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
As at March 31, 2012 and December 31, 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the net comprehensive profit (loss) by geographic location at March 31, 2012 and 2011:

	2012	2011
Canada	$(886,725)	$(2,016,298)
U.S.	(580,774)	9,712,313
Net comprehensive profit (loss)	$(1,467,499)	$7,696,015

15.	SUBSEQUENT EVENTS

On April 10, 2012, the Arizona Department of Environmental Quality issued the Aquifer Protection Permit ("APP") for Rosemont. The APP establishes the operating standards and controls to ensure the protection of ground water and is effective for the life of the mine.